# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BUILD-A-BEAR WORKSHOP INC, CIK 0001113809
CUSIP: 120076104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 415 S. 18TH STREET, SUITE 200, ST LOUIS, Missouri (MO), 63103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002011184

## Reporting persons
- De Lisle Partners LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 765,938; shared voting power 0; sole dispositive power 765,938; shared dispositive power 0; aggregate amount beneficially owned 765,938 (5.9% of the class)

## Item 1. Issuer
Name of issuer: BUILD-A-BEAR WORKSHOP INC
Address of issuer's principal executive offices: 415 S. 18TH STREET, SUITE 200, ST LOUIS, MISSOURI, 63103

## Item 2. Person Filing
Name of person filing: Isabelle Cordwell-Riant
Address of principal business office or, if none, residence: 3 Firs Lane, Poole, BH14 8JG, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Institutional Investment Manager

## Item 4. Ownership
Amount beneficially owned: 765,938
Percent of class: 5.9%
Sole power to vote or to direct the vote: 765,938
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 765,938
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Institutional Investment Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- De Lisle Partners LLP: Isabelle Cordwell-Riant, Head of Finance and Compliance (02/11/2026)